FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Publicly-Held Company with Authorized capital CNPJ/MF nº 47.508.411/0001-56 NIRE 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição hereby discloses the press release issued by Cnova N.V. today (attached hereto), in complement to the notice to the market released on December 18th, 2015.

São Paulo, January 12th, 2016.

Daniela Sabbag

Investor Relations Officer

Cnova

Update on Investigation into Brazil Inventory Management and Other Topics

Amsterdam – January 12, 2016; 07:45 CET — Cnova N.V. (NASDAQ and Euronext Paris: CNV) today announced an update of its investigation into its Brazil inventory management and other topics.

Update on Investigation into Brazil Inventory Management

On December 18, 2015, Cnova’s board announced that it had hired external legal and forensic consultants to assist with an investigation in connection with employee misconduct related to inventory management at its Brazilian subsidiary distribution centers. The investigation is ongoing and issues identified are being addressed and remediated.

As of the date of this press release:

•         Investigations performed so far in connection with inventory management have uncovered a potential overstatement of Cnova net sales by approximately R$110 million (approximately €30 million) on a cumulative basis as of December 31, 2015 (adjusted in 4Q15 numbers on a preliminary basis).

•         A comprehensive physical count as of December 31, 2015, of all seven of its distribution centers in Brazil has been completed with the support of external consultants. The results currently indicate that no significant adjustment is necessary based on the inventory count. They indicate, however, that a write-off linked to the valuation of damaged/returned items, which represents approximately 10% of total inventory, will be necessary. In addition, a material discrepancy in accounts receivable related to the damaged/returned items was also identified. The combined impact, based on preliminary estimates, would result in non-cash provisions of between R$110 – 130 million (approximately €30 – 35 million) that would reduce Cnova’s EBIT.

***

Accounts Payable at Cnova Brazil

The company has identified additional supplier or vendor accounts payable balances in the amount of approximately R$70 million (approximately €20 million). A related provision is also planned to be booked that will reduce Cnova’s EBIT.

***

Benchmark on Inventory Valuation

As a result of benchmarking of inventory valuation of e-commerce companies, warehouse reception and storage costs will no longer be incorporated into a retail-sector inventory valuation but directly expensed through income as is widely practiced in the e-commerce sector. The cumulative impact is a negative one-off of €10 million.

***

The company stresses that the assessment of the impact of the above on 2015 and potentially prior periods (annual consolidated financial statements and quarterly financial communication) is currently underway.

***

Fourth Quarter and Full Year 2015 Financial Results Release Date

Subject to progress of the ongoing inventory management investigation in Brazil, Cnova currently plans to release Fourth Quarter and Full Year 2015 Financial Results on February 24, 2016, at 07:45 CET.

About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 15 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil, Colombia, Thailand, Ivory Coast, Senegal, Cameroon, Burkina Faso and Belgium; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of close to
29 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.'s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; the ongoing internal review regarding inventory management in Brazil; and other factors discussed under the heading "Risk Factors" in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

***

Cnova Investor Relations Contact:

G. Christopher Welton

christopher.welton@cnovagroup.com

investor@cnova.com

Tel: +31 20 795 06 71

Media Contact:

Cnova N.V.

Head of Communications: +31 20 795 06 76

directiondelacommunication@cnovagroup.com

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 12, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.